Exhibit 7(a)

AGREEMENT

The undersigned agree that this Schedule 13D relating to shares of the common stock of Zagg Incorporated shall be filed jointly on behalf of each of the undersigned.

June 29, 2011	/s/ SCOTT H. HUSKINSON
Date	Scott H. Huskinson

June 29, 2011	/s/ BLANE JOHNSON
Date	Blane Johnson

June 29, 2011	/s/ JEFF MORGAN
Date	Jeff Morgan

June 29, 2011	/s KENT WUTHRICH
Date	Kent Wuthrich

June 29, 2011	/s/ STEVE HANSEN
Date	Steve Hansen

June 29, 2011	/s/ CLAY BROADBENT
Date	Clay Broadbent